UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 14, 2008

JAKE'S TRUCKING INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

Nevada
(State or other jurisdiction of incorporation)

000-52492   98-0461476
(Commission File Number)   (I.R.S. Employer
                                                         Identification No.)

505-8840-210th Street Suite# 317 Langley, BC. V1M 2Y2, Canada
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: 604-790-1641

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions.

[_] Written communications pursuant to Rule 425 under the Securities Act (17 CFR240.14d-2(b))

[_] Soliciting material pursuant to Rule 14a-12 under Exchange Act (17 CFR240.14a-12)

[_] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR240.14d-2(b))

[_] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR240.13e-4(c))

ITEM 8.01 OTHER EVENTS

On January 14, 2008, the registrant appointed Joseph W. Abrams as a member of and chairman of its newly created IndieMV Media Group Advisory Board. Mr. Abrams will serve for an indefinite term and is entitled to compensation at the one year anniversary of his appointment in the form of options to purchase common stock of the registrant, with the number of such options and terms thereof at the discretion of the board of directors of the registrant.

Mr. Abrams is an entrepreneur and mergers and acquisitions specialist who focuses on working with small technology companies to build shareholder value in the public markets. He has led or advised in merger and acquisition transactions in excess of $1 billion and small cap market equity raises in excess of $200 million. Mr. Abrams has a BA in economics from SUNY Buffalo and an MBA from the University of Rochester.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS

   (d)   Exhibits

   10.1   Advisory Board Agreement between the registrant and Joseph W. Abrams dated January 14, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: January 16, 2008   Jake's Trucking International, Inc.

                                                        By: /s/ Ricardo E. Khayatte, Jr.
                                                             Ricardo E. Khayatte, Jr.
                                                             President and CEO

Exhibit 10.1

ADVISORY BOARD AGREEMENT

THIS AGREEMENT is first made as of the 14th of January, 2007 is by and between Joseph W. Abrams ("Appointee") and IndieMV Media Group, Inc. and its parent company (the "Company").

WITNESSETH:

1.   The Company hereby appoints and designates the Appointee as Chairman of and a member of the Advisory Board of the Corporation;

2.   The purpose and duties of the Advisory Board shall be as follows:

A.   Advise the Company's officers, directors and representatives on such matters as may be presented to the Appointee for consideration, opinion, cooperation and execution;

B.   Consider any and all matters affecting the interest and welfare of the Company coming within the Appointee's knowledge, and to pass on to the Company such matters as shall appear to be meritorious, with any refinements thereof;

C.   Communicate to the Company's officers, directors and representatives, recommendations with reference to corporate policy, practice and activity, which in the opinion of the Board or any of its individual members, may be conducive to the growth and profitability of the Company;

 D.   In general, provide guidance as to strategy within the Internet and technology business space, including the recommendation of specific potential strategic partners, advice on financial, operational, technological and other matters as appropriate.

3.   Nothing contained in this Agreement shall be construed to create any liability on the part of the Appointee, nor shall the Appointee be responsible for any contracts or agreements made by the Company. The Company acknowledges that Appointee serves solely in an advisory capacity and makes no determinations or decisions on behalf of the Company. All determinations and decision regarding the Company are made exclusively through its officers and its Board of Directors.   The Company shall indemnify and hold harmless the Appointee for any liability incurred as a result of the performance of Appointee's duties under this Agreement to the fullest extent permitted by applicable law.

 4.   Effective as of the date first written above and continuing during the term of this Agreement, the Company shall compensate Appointee on or before the one year anniversary of the date of this Agreement. Said compensation shall be in the form of options to purchase shares of the Company's common stock and shall be based solely upon the judgment of and at the discretion of the Company's Board of Directors.

5.   The Appointee agrees that the Appointee will notify the Company in the event that the Appointee has a direct financial interest in any potential transaction that comes before the Advisory Board.

 6.   The Appointee accepts such appointment and agrees to serve as Chairman of and as a member of the Advisory Board of the Company, performing the duties above-described on behalf of the Company.

7.   The Appointee consents to the publication of his/her name as Chairman of and as a member of the Advisory Board of the Company in any sales promotional material, presentation or otherwise on behalf of the Company. The Company agrees to solicit Appointees advance approval for such publication whenever practicable.

 8.   This Agreement shall take effect on the date of execution and shall continue in effect until canceled by either party hereto. This Agreement can be canceled by giving ninety (90) days' written notice of such cancellation to the other party.

IN WITNESS WHEREOF, the parties have executed this Agreement in duplicate on the date aforesaid,

Appointee
   /s/ Joseph W. Abrams
X_____
          Joseph W. Abrams

On Behalf of IndieMV Media Group, Inc. and its Parent Company
   /s/ Ricardo Khayatte, Jr
X_____
          Ricardo Khayatte, Jr.
          President and CEO